NTK Holdings, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903
(401) 751-1600

November  13, 2007

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:	NTK Holdings, Inc.

Request to Withdraw Registration Statement on Form S-1
(File No. 333-133866)

Dear Mr. Spirgel:

On behalf of NTK Holdings, Inc. (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-133866), filed on May 5, 2006 and amended on May 16, 2006, June 9, 2006, June 28, 2006, and September 15, 2006 (collectively, the “Registration Statement”). The Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s counsel, John Ayer, Esq. of Ropes & Gray LLP, at (617) 951-7050. If you have any questions regarding this application for withdrawal, please contact John Ayer, Esq. of Ropes & Gray LLP at (617)  951-7937.

Sincerely,

NTK Holdings, Inc.

By: /s/Kevin W. Donnelly
Name: Kevin W. Donnelly
Title: Vice President, General Counsel and Secretary